Exhibit 99.2

WIPRO LIMTED

CODE OF BUSINESS CONDUCT AND ETHICS

     Table of Contents

     1. Our Promise

     2. Chairman’s Message

     3. Policy on Business Relationships

     4. Conflict of Interest Policy

     5. Controllership Policy

     6. Policy on Insider Trading

     7. Policy on Fraudulent and Unfair Trade Practices in the Securities Market

     8. Policy on Intellectual Property

     9. Policy on Competition

     10. Electronic Resources Usage Policy

     11. Privacy and Confidentiality Policy

     12. Wipro Equal Employment Opportunity Policy, Employment Policy and Policy on Prohibition of Harassment & Discrimination

     13. Media Policy

     14. Advertisement Policy

     15. Environment, Health and Safety Policy

     16. Policy on Separation

     17. Maintaining And Managing Records

     18. Records On Legal Hold

     19. Export Controls

     20. Confidential Information

     21. Selecting Suppliers

     22. Lobbying

     23. Government Contracts

     24. Elimination of child labor

     25. Free And Fair Competition/Antitrust

     26. Antiboycott

     27. Freedom of association.

     28. Industrial Espionage

     29. Abolition of forced labor.

     30. General

     31. Procedure for reporting Concerns

     1. OUR PROMISE

     “With utmost respect to Human Values, we promise to serve our Customer with Integrity, through Innovative, Value for Money Solutions, by Applying Thought, day after day”.

     The four Implied Values* encapsulated in this promise represent our Company Values are:

Human Values –	We respect the unique needs of Customers and employees. We are sensitive to their differing needs in our interactions with them.

Integrity –	We deliver what we commit with honesty, truthfulness, reliability and uprightness in whatever we do.

Innovative Solutions –	We consistently offer novel and superior solutions to satisfy the needs of the Customer.

Value for Money –	We delivering higher value to the Customer through continuous improvement in quality, cost, speed and simplified processes.

*	For more details read our booklet ‘Wipro Values ‘

     2. CHAIRMAN’S MESSAGE

     Our Values and Promise form the essence of Wipro. They guide us through difficult situations, controversies and moral dilemmas by defining parameters for right and wrong actions. They are the touchstone of our morality and our way of life.

     As employees of Wipro, you are the manifestation of our Values. By joining us, you have also joined a movement, a way of life and we are honored to have you with us as partners and custodians of our value system. One of the Values we cherish is Integrity. Very simply it means that we deliver what we commit. Honesty, truthfulness, reliability and uprightness in whatever we do. Always tell the truth so you do not have to remember what you had said.

     We believe that all of you have the maturity and integrity to take a call when faced with major choices and dilemmas. To make your job easier we have tried to define some guidelines in critical areas like conflict of interest, confidentiality, intellectual property, insider trading, sexual harassment etc. Some examples are also given for clarification.

     This handbook attempts to serve two purposes. Firstly to guide you through the tough choices you may be faced with, in the daily execution of your role. And secondly to help create confidence in the mind of our customers, investors, suppliers and the society at large with respect to our dependability and sincerity.

     Azim Premji

     3. POLICY ON BUSINESS RELATIONSHIPS

     The Company will only obtain and conduct business legally and ethically. The quality of our products and the efficiency of our services at the most competitive prices is our greatest tool in marketing our business. Profits do not justify unfair / unethical business tactics. No contribution is permitted without the prior approval of the management of the Company, any fund or other assets belonging to the Company for political purposes in any territory or country. We should uphold the highest standards of integrity in all third party dealings. We should ensure that third parties do not violate the Company’s policies and should never give, offer, or authorize the offer, directly or indirectly (proxy bribing) , of anything of value (such as money, goods or service) to any third party including government official to obtain any improper advantage. A contribution or entertainment should never be offered under circumstances that might create the appearance of an impropriety. Some very modest gifts, with a value not exceeding USD 25 or equivalent currency, appropriate to give in the normal course of business practice may be acceptable if they meet the following criteria;

–	They are consistent with accepted business practices.

–	They do not violate applicable law.

–	They cannot be reasonably construed as payment or consideration for influencing or rewarding a particular decision or action.

–	Their public disclosure would not embarrass Wipro.

     4. CONFLICT OF INTEREST POLICY

     The term “conflict of interest” pertains to situations in which financial or personal considerations may compromise, or have the appearance of compromising our judgment of professional activities. A conflict of interest exists where the interests or benefits of one person or entity conflict with the interests or benefits of the Company.

     In consideration of your employment with the Company, you are expected to devote your full attention to the business interests of the Company. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the Company. It is a conflict of interest to serve as a director of any company that competes with the Company. Although you may serve as a director of the Company supplier, customer, developer, or other business partner, our policy requires that you first obtain approval from the Company’s Corporate Legal Department before accepting a directorship.

     As a general rule, you should avoid conducting the Company business with a relative or significant other, or with a business which a relative or significant other is associated in any significant role. If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Company’s Chief Financial Officer. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business. (For the definition of a relative / significant other please refer Integrity Manual)

     The Company discourages the employment of relatives in positions or assignments within the same department and prohibits the employment of such individuals in positions that have a financial dependence or influence (e.g., an auditing or control relationship, or a supervisor/subordinate relationship). Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination.

     The outside publication of books, articles or manuscripts which relate in any way to the Company’s business does not require any action if the material is first submitted and approved by the management and provided that in all these communications there is a legend attached to state the following

     ‘The views expressed in this article/presentation are that of mine and Wipro does not subscribe to the substance, veracity or truthfulness of the said opinion’

     The Company may, after considering the facts and circumstances of each case, permit certain employees to work for certain Non- Governmental Organizations, Clubs and Charitable Institutions. The employee should ensure that his services do not in any manner affect the Company’s interest. The employee shall not accept remuneration for any service rendered by him except reimbursement of expenses that has been incurred by him for having provided the service (travel expenses, lodging, boarding, etc).

     If a proposed transaction or situation raises any questions or doubts in your mind you should consult the Legal Department or Human Resources Department.

     5. CONTROLLERSHIP POLICY

     We all have a responsibility to protect the assets of the Company, ensure optimal utilization of assets and to report and record all transactions. We should protect the Company’s assets from loss, damage, misuse or theft and assets may only be used for business purposes and other purposes specifically approved by management and must never be used for illegal purposes. Employees who have access to proprietary and confidential information must take every precaution to keep it confidential. Every employee should protect the reputation of the Company, its employees and its products. Employees should never make any false or artificial entries in any records.

     6. POLICY AGAINST INSIDER TRADING

     Insider trading is prohibited by both Law as well as by the Company policy. Insider Trading generally involves the act of subscribing or buying or selling of the Company’s Securities, when in the possession of any Unpublished Price Sensitive Information about the Company. It also involves disclosing any Unpublished Price Sensitive Information about the Company to others who could subscribe or buy or sell the Company’s Securities. Insider Trading invokes severe civil and criminal penalties not only on the Insider but also on the Company in certain circumstances under Federal Securities Statutes of the United States of America as well as the Regulations issued in India under the Securities and Exchange Board of India (SEBI) Act, 1992.

     “Price sensitive information” is information which relates directly or indirectly to a Company and which if published is likely to materially affect the price of Securities of a Company. It is important to note that both positive and negative information could be price sensitive. Employees are encouraged to follow the Insider Trading Code at all times. Punishment for violation can include wage freeze, termination and even a criminal offence resulting in a fine or penalty.

     7. POLICY ON FRAUDULENT AND UNFAIR TRADE PRACTICES IN THE SECURITIES MARKET

     The Company’s securities are listed on all the major Stock Exchanges in India and its American Depository Receipts are listed on the NYSE. The Company is committed to comply with securities laws in all jurisdictions in which the Company’s securities are listed. The Company prohibits fraudulent and unfair trade practices in the securities market, with regard to the securities of the Company or of any company Wipro has business dealings with. This policy shall apply to directors and employees of the Company.

     8. INTELLECTUAL PROPERTY POLICY

     We have an utmost obligation to ourselves to identify and protect the intellectual properties, trade secrets and other confidential information owned by the Company and it’s clients or associates because it is critical to our success. By “Intellectual Property Rights ( IPR ) we mean generally patented or potentially patentable inventions, trademarks, service marks, trade names, copyrightable subject matter, and trade secrets.

     We have an obligation to protect Wipro IPR and Client IPR at all times. Always consult legal counsel of the concerned business department whenever an IPR issue is involved and you are not clear on the course of action to be taken.

     9. COMPETITION POLICY

     The Company shall compete only in an ethical and legitimate manner. It prohibits all actions that are anti-competitive or otherwise contrary to laws that govern competitive practices in the marketplace. As the Company’s business interests are spread across the world, the Company may be subject to competition laws of various jurisdictions and shall comply with the same.

     Employees are required not to enter into agreements, discussions with competitors about any matter relating to competition between the Company and its competitor, such as sales prices, marketing strategies, market shares and allocation of market, territories, supply and sources or customers, nor enter into any agreement with competitors that affect prices and constitute illegal price–fixing prohibited under the Competition laws. Employees should not conduct themselves in such manner that it is perceived as Industrial espionage or commercial bribery. Also, employees should ensure that distributors or agents selling the Company’s products, should enter into any accepted practices, like bundling of products, discounts on the market price, free gifts etc., only with the express permission of the Company. Employees should not initiate or encourage boycotts of specific products or services or arbitrary refusal of dealing with designated customers or suppliers. One should not enter into agreements or arrangement in restraint of trade, prices, quality of products or services or in any manner monopolize any part of trade or commerce by controlling the supply of a product or service with the intention to control its price or to exclude competitors from the market.

     Further, employees should not be encouraged to disclose confidential information that is associated with his previous employment. Always consult the legal counsel in case of doubt.

     10. ELECTRONIC RESOURCES USAGE POLICY

     Electronic resources form the backbone of the Company and hence norms for their usage are very important. Employees should ensure that they use only licensed software and take back-up of all important data. Uses that threaten the integrity of the system, the privacy of others, or that are otherwise illegal, are hence forbidden. The company reserves the right to access and monitor all messages and files on its system, including information regarding employee Internet use, as and when deemed necessary and appropriate. The electronic resources shall be used in an effective, ethical and lawful manner. Users who receive or notice obscene or inappropriate messages are needed to report the same immediately to their supervisor or Human Resources Department. The Information Management Group (IMG) assigned Company e-mail address should be used for official purposes only. Upon assignment to a client site, please write to mailadmin@wipro.com to dot forward his wipro.com mail to the client e-mail address.

     11 . PRIVACY AND CONFIDENTIALITY POLICY

     One of the biggest concerns in the present information technology era is protection of confidential and personal information that is collected and disseminated. The Company understands that protection of all confidential information is essential. We are committed to protecting business and personal information of a confidential nature obtained from clients, associates and employees. “Confidential information” includes all trade related information, trade secrets, confidential and privileged information, customer information, employee related information, strategies, administration, research in connection with the Company and commercial, legal, scientific, technical data that are either provided to or made available to the employee by the Company to facilitate his work or that the employee is able to know or has obtained access by virtue of his employment or position with the Company. Employee should never accept information offered by a third party that is represented as confidential, or which appears from the context or circumstances to be confidential, unless an appropriate nondisclosure agreement has been signed with the party offering the information. The legal department can provide nondisclosure agreements to fit any particular situation.

     12. WIPRO’S EQUAL OPPORTUNITY, EMPLOYMENT POLICY AND POLICY PROHIBITING DISCRIMINATION AND      HARASSMENT

     The Company’s greatest asset is its employees. The Company is committed to attracting, retaining, and developing the highest quality and most dedicated work force possible in today’s market. The Company endeavors to offer equality of opportunity to all employees and not to engage in or support discrimination in hiring, compensation, access to training, promotion, termination or retirement based on ethnic and national origin, race, caste, religion, disability, sex or political orientation. The Company strives to hire and promote people on the basis of their qualifications, performance, and abilities, and is determined to provide a work environment free of any form of illegal discrimination both direct and indirect, including sexual harassment. Further, the Company is committed to maintaining a workplace where each employee’s privacy and personal dignity are respected and protected from offensive or threatening behavior including violence. The Company is also committed to have a workplace that is free from illegal use of drugs and alcohol.

     Any employee with questions or concerns about any type of discrimination in the workplace is encouraged to bring the issue to the attention of his / her immediate supervisor or the head of the concerned business unit.

     13. MEDIA POLICY

     To facilitate the achievement of our vision, apart from achieving our business plans, it is necessary to communicate our achievements and plans in the most effective manner through the media to our investors, Customers, existing and potential, and to the community at large in which we operate. This policy is important not only from the context of evolving and maintaining an effective relationship with the media but also for legally safeguarding the information released to the media. In this context it is important that all statements to the media shall be true and fair, for which purpose each business unit and division shall have selected persons who are authorized to speak to media on identified subjects. Disclosure of forward looking statements should be combined with cautionary statements. One should ensure approval of customers, vendors etc if reference is made about such customers. Do not disclose non public information selectively to a particular group.

     14. ADVERTISEMENT POLICY

     The Company acknowledges that advertising is an essential instrument for effective brand building and communicating with the consumers. In accordance with the Company’s corporate philosophy it is necessary to ensure that all advertisements of the Company’s products and services are done ethically and in a legitimate manner. Advertising must not misrepresent, or be likely to mislead the consumer, as to the character, quantity, composition or safety of the product advertised. The Company requires every employee to protect all trademarks, brand names and other proprietary material of the Company and of third parties. We should not disparage products or services of competitors and should avoid political or religious remarks in advertisements.

     15. ENVIRONMENT, HEALTH AND SAFETY POLICY

     We take environmental consciousness a step further at the Company. We believe that all in the Company are environment conscious and contribute to preserving nature (at a higher level) as well as danger-proofing our own respective work areas. All of us are responsible for conducting safe and environmentally sound operations. Fundamentally, this is in the interest of our own and other’s quality of life. Therefore, employees should consider the potential impact of the activities, products and services of the Company on human health and the environment and take necessary measures, over and above legal requirements, to reduce such impact. E.g. paper consumption, food/water/electricity wastage, littering in public or private places, smoking in common areas and protection of plant life.

     16. POLICY ON SEPARATION

     Employees will retire from the services of the Company on completion of 58 years of age. It is 60 years in case of a person engaged in the management category prior to January 1, 1967 or promoted to management category prior to June 1, 1975. Employee will retire on the last day of the month in which he attains the age of retirement as above. Employees leaving the Company other than on normal retirement are required to serve a notice to the Company for the period specified in their employment contract or as applicable to their class. The Human Resource representative or any other manager, who is requested to do it, should conduct a structured exit interview in the week prior to employee’s final settlement. The finding at the interview is to be recorded and filed in the employee’s folder.

     17. MAINTAINING AND MANAGING RECORDS

     The purpose of this policy is to set forth and convey the Company’s business and legal requirements in managing records, including all recorded information regardless of medium or characteristics. Records include paper documents, CDs, computer hard disks, email, floppy disks, microfiche, microfilm or all other media. The Company is required by the central, local, state, federal, foreign and other applicable laws, rules and regulations, to retain certain records and to follow specific guidelines in managing its records. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and the Company, and failure to comply with such guidelines may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion.

     18. RECORDS ON LEGAL HOLD

     A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. The Company’s Legal Department determines and identifies what types of Company records or documents are required to be placed under a legal hold. Every Company employee, agent and contractor must comply with this policy. Failure to comply with this policy may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion. The Company’s Legal Department will notify you if a legal hold is placed on records for which you are responsible. If you have any questions about this policy you should contact the Company’s Legal Department.

     19. EXPORT CONTROLS

     A number of countries maintain controls on the destinations to which products or software may be exported. Some of the strictest export controls are maintained by the United States against countries that the U.S. government considers unfriendly or as supporting international terrorism. The U.S. regulations are complex and apply both to exports from the United States and to exports of products from other countries, when those products contain U.S.-origin components or technology. Software created in the United States is subject to these regulations even if duplicated and packaged abroad. In some circumstances, an oral presentation containing technical data made to foreign nationals in the United States may constitute a controlled export. The Legal Department can provide you with guidance on which countries are prohibited destinations for Company products or whether a proposed technical presentation to foreign nationals may require a U.S. Government license.

     20. CONFIDENTIAL INFORMATION

i)	Appropriate Nondisclosure Agreements. Confidential information may take many forms. An oral presentation about a company’s product development plans may contain protected trade secrets. A customer list or employee list may be a protected trade secret. A demo of an alpha version of a company’s new software may contain information protected by trade secret and copyright laws. You should never accept information offered by a third party that is represented as confidential, or which appears from the context or circumstances to be confidential, unless an appropriate nondisclosure agreement has been signed with the party offering the information. The legal department can provide nondisclosure agreements to fit any particular situation, and will coordinate appropriate execution of such agreements on behalf of the company. Even after a nondisclosure agreement is in place, you should accept only the information necessary to accomplish the purpose of receiving it, such as a decision on whether to proceed to negotiate a deal. If more detailed or extensive confidential information is offered and it is not necessary, for your immediate purposes, it should be refused.

ii)	Need-to-Know. Once a third party’s confidential information has been disclosed to the Company, we have an obligation to abide by the terms of the relevant nondisclosure agreement and limit its use to the specific purpose for which it was disclosed and to disseminate it only to other Company employees with a need to know the information.

iii)	Notes and Reports. When reviewing the confidential information of a third party under a nondisclosure agreement, it is natural to take notes or prepare reports summarizing the results of the review and, based partly on those notes or reports, to draw conclusions about the suitability of a business relationship. Notes or reports, however, can include confidential information disclosed by the other party and so should be retained only long enough to complete the evaluation of the potential business relationship. Subsequently, they should be either destroyed or turned over to the Legal Department for safekeeping or destruction. They should be treated just as any other disclosure of confidential information is treated: marked as confidential and distributed only to those the Company employees with a need to know.

iv)	Competitive Information. You should never attempt to obtain a competitor’s confidential information by improper means, and you should especially never contact a competitor regarding their confidential information. While the Company may, and does, employ former employees of competitors, we recognize and respect the obligations of those employees not to use or disclose the confidential information of their former employers.

The Company does not encourage any comparison to any or its competitors that are not substantiated, accurate and misleading. Certain countries prohibit comparative advertising.

It is important to take extra care when dealing with Competitors. It is inevitable that you and competitors will from time to time, meet, talk and attend the same industry or association meetings. Many of these contacts are perfectly acceptable as long as established procedures are followed. Acceptable contacts include; sales to other companies in our industry and purchases from them; approved participation in joint bids; and attendance at business shows, standard organization and trade associations.

In all contacts with competitors, do not discuss pricing policy, contract terms, costs, inventories, marketing and products plans, surveys and studies and other proprietary and confidential information. Discussion of these subjects or collaboration on them with competitors can be illegal. In summary, disassociate yourself and the Company from participation in any possible illegal activity with competitors; confine communication to what is clearly legal and proper

     21. SELECTING SUPPLIERS

     The Company’s suppliers make significant contributions to our success. To create an environment where our suppliers have an incentive to work with the Company, they must be confident that they will be treated lawfully and in an ethical manner. The Company’s policy is to purchase supplies based on need, quality, service, price and terms and conditions. Suppliers should be selected based on merit, price quality and performance. The Company’s policy is to select significant suppliers or enter into significant supplier agreements through a competitive bid process where possible. Under no circumstances should any Company employee, agent or contractor attempt to coerce suppliers in any way. The confidential information of a supplier is entitled to the same protection as that of any other third party and must not be received before an appropriate nondisclosure agreement has been signed.

     22. LOBBYING

     Employees, agents or contractors whose work requires lobbying communication with any member or employee of a legislative body or with any government official or employee in the formulation of legislation must have prior written approval of such activity from the Company’s Chief Finance Officer. Activity covered by this policy includes meetings with legislators or members of their staffs or with senior executive branch officials. Preparation, research, and other background activities that are done in support of lobbying communication are also covered by this policy even if the communication ultimately is not made.

     23. GOVERNMENT CONTRACTS

     It is the Company’s policy to comply fully with all applicable laws and regulations that apply to government contracting. It is also necessary to strictly adhere to all terms and conditions of any contract with central, local, state, federal, foreign or other applicable governments. The Company’s Legal Department must review and approve all contracts with any government entity.

     24. ELIMINATION OF CHILD LABOUR.

     It is the Company’s policy not to support child labor. The Company is committed to implementing the provisions of the Child Labour (Prohibition and Regulation) Act, 1986. The Company aware of social reality of the existence child labor exists and recognizes that this evil cannot be eradicated by simply setting up rules or inspections. Towards this end, the Company is committed to work in a pro-active manner to eradicate child labor by actively contributing to the improvement of children’s social situation. To promote this, the Company encourages its Suppliers also to work towards a no child-labor policy. As part of its efforts to eliminate the evil of child labor, the Company encourages the employment of the parents of such children to secure the existence of the family and the education of the children.

     25. FREE AND FAIR COMPETITION/ANTITRUST

     Most countries have well-developed bodies of law designed to encourage and protect free and fair competition. The Company is committed to obeying both the letter and spirit of these laws. The consequences of not doing so can be severe for all of us.

     These laws often regulate the Company’s relationships with its distributors, resellers, dealers, and customers. Competition laws generally address the following areas: pricing practices (including price discrimination), discounting, terms of sale, credit terms, promotional allowances, secret rebates, exclusive dealerships or distributorships, product bundling, restrictions on carrying competing products, termination, and many other practices.

     Competition laws also govern, usually quite strictly, relationships between the Company and its competitors. As a general rule, contacts with competitors should be limited and should always avoid subjects such as prices or other terms and conditions of sale, customers, and suppliers. Employees, agents or contractors of the Company may not knowingly make false or misleading statements regarding its competitors or the products of its competitors, customers or suppliers. Agreements with the competitors that affect prices they charge may constitute illegal price–fixing which is prohibited under the Competition laws. Participating with competitors in a trade association or in a standards creation body is acceptable when the association has been properly established, has a legitimate purpose, and has limited its activities to that purpose.

     No employee, agent or contractor shall at any time or under any circumstances enter into an agreement or understanding, written or oral, express or implied, with any competitor concerning prices, discounts, other terms or conditions of sale, profits or profit margins, costs, allocation of product or geographic markets, allocation of customers, limitations on production, boycotts of customers or suppliers, or bids or the intent to bid or even discuss or exchange information on these subjects. In some cases, legitimate joint ventures with competitors may permit exceptions to these rules for example, bona fide purchases from or sales to competitors on non-competitive products but the Company’s Legal Department must review all such proposed ventures in advance. These prohibitions are absolute and strict observance is required. Collusion among competitors is illegal, and the consequences of a violation are severe.

     Although the spirit of these laws, known as “antitrust,” “competition,” or “consumer protection” or unfair competition laws, is straightforward, their application to particular situations can be quite complex. To ensure that the Company complies fully with these laws, each of us should have a basic knowledge of them and should involve our Legal Department early on when questionable situations arise.

     26. ANTIBOYCOTT

     A foreign country or an entity associated with the country could make such a request to support a boycott in a bid invitation, purchase order or contract, letter of credit or orally in connection with a transaction or in a number of ways. If you hear of a boycott or receive a request to support a boycott or to provide information related to a boycott, you should contact your manager or the Legal Department of the Company.

     27. FREEDOM OF ASSOCIATION.

     The Company respects the right of its employees to form and join trade unions as guaranteed under the applicable legislations. It is the expectation of the Company that its suppliers would also do the same.

     28. INDUSTRIAL ESPIONAGE

     It is the Company’s policy to lawfully compete in the marketplace. This commitment to fairness includes respecting the rights of our competitors and abiding by all applicable laws in the course of competing. The purpose of this policy is to maintain the Company’s reputation as a lawful competitor and to help ensure the integrity of the competitive marketplace. The Company expects its competitors to respect our rights to compete lawfully in the marketplace, and we must respect their rights equally. Company employees, agents and contractors may not steal or unlawfully use the information, material, products, intellectual property, or proprietary or confidential information of anyone including suppliers, customers, business partners or competitors.

     29. ABOLITION OF FORCED LABOUR.

     The Company strictly prohibits forced or compulsory labor. The Company is committed to ensuring that employees enter into employment and stay on in the Company out of their own free will. The Company also insists that its suppliers prohibit forced labor or other compulsory labor in any of their operations.

     30. GENERAL

     i) WAIVERS

     Any waiver of any provision of this Code of Business Conduct and Ethics for a member of the Company’s Board of Directors or an executive officer must be approved in writing by the Company’s Board of Directors and promptly disclosed. Any waiver of any provision of this Code of Business Conduct and Ethics with respect to any other employee, agent or contractor must be approved in writing by the Company’s General Counsel.

     ii) ALLEGATIONS

     a. Anonymous Allegations

     This policy encourages an employee to put his/her name to any disclosures he/she makes. Any malpractice, impropriety, abuse and wrongdoing (hereinafter referred to as “Concern”) expressed anonymously are much less credible, but they may be considered for further action at the sole discretion of the Company.

     b. Good Faith Allegations

     Every employee has a duty to read and understand the policies, raise queries and report any violation of policies. If an employee makes an allegation in good faith, which is not confirmed by subsequent investigation, no action will be taken against that employee. In raising the Concern the employee should exercise due care to ensure the accuracy of the information.

     iii) MAINTAINING CONFIDENTIALITY OF THE CONCERN

     The employee making the disclosure of Concern as well as any of the persons to whom the Concern has been disclosed or any of the persons who will be investigating or deciding on the investigation, shall not make public the Concern disclosed except with the prior written permission of the Audit Committee.

     However, this restriction shall not be applicable if any employee is called upon to disclose this issue by any judicial process and in accordance with the laws of land.

     iv) DISCIPLINARY ACTIONS

     The Company will take appropriate action against any employee, agent, contractor or consultant whose actions are found to violate these policies or any other policies of the Company. Disciplinary actions may include immediate termination of employment or business relationship at the Company’s sole discretion. Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Company will cooperate fully with the appropriate authorities.

     v) RETALIATORY ACTS

     It is a violation of the policy to engage in retaliatory acts against any employee who reports an incident of alleged harassment including sexual harassment, or any employee who testifies, assists or participates in a proceeding, investigation or hearing relating to such allegation of harassment. Employees who believe they have been retaliated against because of testifying, assisting or participating in a proceeding, investigation, or hearing relating to an allegation of harassment, should meet with and seek the advice of the Ombudsperson, whose responsibilities include handling retaliation. If an employee believes that he or she has been retaliated against in the form of an adverse personnel action for disclosing Concern under the policy he/she may file a written Concern to the Ombudsperson requesting an appropriate remedy.

     vi) ACCOUNTABILITY

     The Board of Directors (BOD) shall oversee the Company’s adherence to ethical and legal standards. All employees including the finance people and the members of the BOD shall undertake to stop or prevent actions that could harm customers, the System or reputation of the Company and to report such actions as soon as they occur.

     31. REPORTING PROCEDURE FOR A QUERY/CONCERN

     Appeal Procedure :

     Appeal from a decision passed by Ombudsperson to Corporate Ombudsperson to Audit Committee.

     Decision of Prevention of Sexual Harassment Committee (PSHC) to Audit Committee.

     Method to raise a query/ concern:

     Query/Concern to be disclosed through e-mail, telephone, fax or any other method.

     Contact details of Ombudsperson and members of the PSHC are detailed in Annexure A.

For more details on the policies and the processes, please refer to the Integrity Manual and the Wipro Values, as the Code of Business Conduct and Ethics is only a ready reckoner.

ACKNOWLEDGMENT OF RECEIPT OF CODE OF BUSINESS CONDUCT AND ETHICS

     I have received and read the Company’s Code of Business Conduct and Ethics. I understand the standards and policies contained in the Company Code of Business Conduct and Ethics and the inlaid policies or laws specific to my job. I further agree to comply with the Company Code of Business Conduct and Ethics.

     If I have questions concerning the meaning or application of the Company Code of Business Conduct and Ethics, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult my Supervisor, the Human Resources Department or the Legal Department, knowing that my questions or reports to these sources will be maintained in confidence.

Employee Name

Signature

Date

     Please sign and return this form to the Human Resources Department.

     DISCLAIMERS

     THIS HANDBOOK IS INTENDED SOLELY AS A GUIDE. THE LANGUAGE USEDIN THE HANDBOOK SHOULD NOT BE CONSTRUED AS CREATING A CONTRACT OF EMPLOYMENT BETWEEN WIPRO AND ANY OF ITS EMPLOYEES. WIPRO EXPRESSLY RETAINS THE RIGHT TOUNILATERALLY MODIFY OR AMEND THIS HANDBOOK, AT THE COMPANY’S SOLE DISCRETION, WITH OR WITHOUT NOTICE TO THE COMPANY’S EMPLOYEES. DISCIPLINARY/TERMINATION PROCEDURES THE IMPLEMENTION OF THE POLICIES SHOULD NOT BE CONSTRUED AS PREVENTING, LIMITING OR DELAYING THE COMPANY FROM TAKING ANY DISCIPLINARY ACTION, INCLUDING IMMEDIATE DISCHARGE, IN CIRCUMSTANCES WHERE THE COMPANY DEEMS SUCH ACTIONS APPROPRIATE.

ANNEXURE A

     PSHC Members:

▪ Sandhya Ranjit	Corporate
▪ Kumar Wadhwani	Corporate
▪ Jayashree Joglekar	Wipro Technologies
▪ Sunita Cherian	Wipro Technologies
▪ Abhijat Mitra	Wipro Technologies
▪ Christine Curtis	Wipro Technologies - US GEO
▪ Rozy Contractor	Wipro Technologies - UK Geo
▪ Padmini Misra	Wipro Spectramind Services Limited
▪ Varsha Anand	Wipro Infotech
▪ Subhashini	Wipro Fluid Power Limited
▪ Tasqeen Machivala	External Member

Ombudsperson Contact Details

▪	Corporate: Sudip Nandy

Email: sudip.nandy@wipro.com; phone: +91-80-2844-0333

▪	Wipro Technologies: Dr A L Rao

Email: lakshman.rao@wipro.com; phone:+91-80-2553-0057

▪	Wipro Infotech: Mythily Ramesh

Email:mythily.ramesh@wipro.com;phone:+91-80-2844-0179

▪	Wipro Consumer Care & Lighting: Kumar Chander

Email: kumar.chander@wipro.com; phone:+91-80-2844-0067

▪	Wipro Fluid Power Limited: Sunil Rajagopalan

Email:sunil@wiprofluidpower.co.in; phone:+91-80-2839-0698

▪	Wipro BPO Solutions Limited: Nilanjana Paul

Email:ombudsperson.wsm@wipro.com; phone:+91-11-5161-3711